Mercedes-Benz Auto Lease Trust 2015-A
Investor Report

Collection Period Ended   30-Nov-2015

Amounts in USD

Dates

Collection Period No.	11			
Collection Period (from... to)	1-Nov-2015	30-Nov-2015		
Determination Date	11-Dec-2015			
Record Date	14-Dec-2015			
Payment Date	15-Dec-2015			
Interest Period of the Class A-1, A-2b Notes (from... to)	16-Nov-2015	15-Dec-2015	Actual/360 Days	29
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	15-Nov-2015	15-Dec-2015	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	392,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	400,000,000.00	274,460,441.66	232,591,883.11	41,868,558.55	104.671396	0.581480
Class A-2B Notes	400,000,000.00	274,460,441.66	232,591,883.11	41,868,558.55	104.671396	0.581480
Class A-3 Notes	575,000,000.00	575,000,000.00	575,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	247,770,000.00	247,770,000.00	247,770,000.00	0.00	0.000000	1.000000
Total Note Balance	**2,014,770,000.00**	**1,371,690,883.32**	**1,287,953,766.22**	**83,737,117.10**		

Overcollateralization	395,237,750.93	421,751,356.41	421,751,356.42	
Total Securitization Value	**2,410,007,750.93**	**1,793,442,239.73**	**1,709,705,122.64**	
present value of lease payments	854,201,184.71	428,189,428.81	392,549,957.46	
present value of Base Residual Value	1,555,806,566.22	1,365,252,810.92	1,317,155,165.18	

	Amount	Percentage
Initial Overcollateralization Amount	395,237,750.93	16.40%
Target Overcollateralization Amount	421,751,356.41	17.50%
Current Overcollateralization Amount	421,751,356.42	17.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.240000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	0.780000%	178,399.29	0.445998	42,046,957.84	105.117395
Class A-2B Notes	0.517000%	114,305.15	0.285763	41,982,863.70	104.957159
Class A-3 Notes	1.100000%	527,083.33	0.916667	527,083.33	0.916667
Class A-4 Notes	1.210000%	249,834.75	1.008333	249,834.75	1.008333
Total		**1,069,622.52**		**$84,806,739.62**	

Amounts in USD

Available Funds		Distributions	
Lease Payments Received	36,277,025.45	(1) Total Servicing Fee	1,494,535.20
Net Sales Proceeds-early terminations (including Defaulted Leases)	38,635,642.63	Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	18,882,004.53	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	36,564.09	(3) Interest Distributable Amount Class A Notes	1,069,622.52
Excess mileage included in Net Sales Proceeds	289,344.19	(4) Priority Principal Distribution Amount	0.00
Subtotal	93,794,672.61	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00	(6) Regular Principal Distribution Amount	83,737,117.10
Advances made by the Servicer	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	399.36	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	93,795,071.97	(9) Excess Collections to Certificateholders	7,493,797.15
Reserve Account Draw Amount	0.00	**Total Distribution**	**93,795,071.97**
Total Available Funds	**93,795,071.97**		

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,494,535.20	1,494,535.20	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,069,622.52	1,069,622.52	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	178,399.29	178,399.29	0.00
thereof on Class A-2B Notes	114,305.15	114,305.15	0.00
thereof on Class A-3 Notes	527,083.33	527,083.33	0.00
thereof on Class A-4 Notes	249,834.75	249,834.75	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,069,622.52	1,069,622.52	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	83,737,117.10	83,737,117.10	0.00
Principal Distribution Amount	83,737,117.10	83,737,117.10	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	6,025,019.38
Reserve Fund Amount - Beginning Balance	6,025,019.38
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	29.82
minus Net Investment Earnings	29.82
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	6,025,019.38
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	29.82
Net Investment Earnings on the Exchange Note	
Collection Account	369.54
Investment Earnings for the Collection Period	399.36

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,410,007,750.93	57,690
Securitization Value beginning of Collection Period	1,793,442,239.73	47,794
Principal portion of lease payments	25,195,355.31	
Terminations- Early	36,259,341.23	
Terminations- Scheduled	17,671,039.53	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	4,611,381.02	
Securitization Value end of Collection Period	1,709,705,122.64	45,990

Pool Factor	70.94%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.80%	6.80%
Weighted Average Remaining Term (months)	23.64	13.65
Weighted Average Seasoning (months)	10.77	21.08
Aggregate Base Residual Value	1,762,832,979.55	1,413,062,441.66
Cumulative Turn-in Ratio		90.41%
Proportion of base prepayment assumption realized life to date		89.65%
Actual lifetime prepayment speed		0.58%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,704,637,160.15	45,865	99.70%
31-60 Days Delinquent	3,828,921.84	92	0.22%
61-90 Days Delinquent	1,036,466.64	30	0.06%
91-120 Days Delinquent	202,574.01	3	0.01%
Total	1,709,705,122.64	45,990	100.00%

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,515,875.39	39	15,758,608.80	421
Liquidation Proceeds	1,087,327.69		13,290,995.33	
Recoveries	401,057.44		1,861,307.73	
Principal Net Credit Loss / (Gain)	27,490.26		606,305.74	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.019%
Prior Collection Period	0.028 %
Second Prior Collection Period	0.247 %
Third Prior Collection Period	0.060 %
Four Month Average	0.089%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.025%

Average Net Credit Loss / (Gain)   1,440.16

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	57,025,886.39	1,765	357,391,302.72	11,272
Sales Proceeds and Other Payments Received	57,138,879.72		373,074,828.56	
Residual Loss / (Gain)	(112,993.33)		(15,683,525.84)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.077)%
Prior Collection Period	(0.784%)
Second Prior Collection Period	(0.909%)
Third Prior Collection Period	(1.033%)
Four Month Average	(0.701)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.651)%

Average Residual Loss / (Gain)   (1,391.37)